

Jay Etheridge

CFO

Birmingham, Alabama

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Curtiss Motorcycle Company, Inc.

 University of Phoenix

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 132 connections

Jay Etheridge is a business professional with over 25 years experience in finance.His experience includes financial management in print manufacturing, small startup companies, and luxury real estate. Currently the CFO of Curtiss Motorcycle Company, Mr. Etheridge invites you to review Curtiss's we...



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Experience

CFO
Curtiss Motorcycle Company, Inc.
Apr 2013 – Present · 5 yrs 8 mos
Birmingham, Alabama Area

Prepare, examine, or analyze accounting records, financial statements, or other financial reports to assess accuracy, completeness, and conformance to reporting and procedural standards.
Analyze business operations, trends, costs, revenues, financial commitments, and obligations, to project future revenues and expenses or to provide advice.
Report to management regarding the finances of business unit. Create quarterly 10-Q and annual 10-K SEC filings under company name CFED.

 **Jr Accountant**
NCP Solutions
Aug 1996 – Jul 2009 · 13 yrs

Prepare, examine, or analyze accounting records, financial statements, or other financial reports to assess accuracy, completeness, and conformance to reporting and procedural standards.
Analyze business operations, trends, costs, revenues, financial commitments, and ... See more

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Education

 **University of Phoenix**
Associate of Arts (A.A.), Accounting
2006 – 2008

I studied Accounting. I also selected a technology class for every elective. I was sure having in depth knowledge of hardware and software would make me more beneficial as an accountant. I was correct.

 **Gadsden State Community College**

2011 – 2012

Not only was I a student in paralegal studies, I was also an instructor. I taught Microsoft Office to older adults; many of whom never worked with a computer other than basic internet browsing.

Skills & Endorsements

Accounting · 10

Endorsed by **3 of Jay's colleagues at NCP Solutions**

Finance · 7

Dr. Chris Stout and 6 connections have given endorsements for this skill

Financial Statements · 6

Endorsed by **2 of Jay's colleagues at NCP Solutions**

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